FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated September 6, 2005 (“AIS and Research In Motion Join Forces to Deliver BlackBerry to Corporate Customers in Thailand")

News Release dated September 6, 2005 (“True and Research In Motion to Introduce "BlackBerry from TA Orange")

Page No 3 3

Document 1

September 6, 2005

FOR IMMEDIATE RELEASE

AIS and Research In Motion Join Forces to Deliver BlackBerry to Corporate Customers in Thailand

Bangkok, Thailand and Waterloo, ON – Advanced Info Service Plc. (AIS) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer BlackBerry®, a leading wireless platform, to mobile professionals in Thailand. BlackBerry is expected to be available to AIS corporate customers starting later this year.

Mr Somchai Lertsutiwong, Vice President-Wireless Service Business of Advanced Info Service Public Company Limited, disclosed that, “AIS has continually delivered business solutions to provide corporate customers with a broad spectrum of services ideal for commerce in every business segment. BlackBerry is a popular communication solution for mobile professionals worldwide and AIS is pleased to work with Research In Motion to bring BlackBerry to Thailand. AIS plans to launch BlackBerry to corporate customers by the end of this year.”

“BlackBerry provides the best combined email, phone and data solution for mobile users and its superior engineering has fuelled the rapid adoption of BlackBerry within companies and government organizations around the world,” said Mr. Norm Lo, Vice President, Asia Pacific at RIM. “In addition, BlackBerry provides a secure, robust and extensible platform for a wide range of wireless enterprise applications. We are very pleased to work with AIS to bring BlackBerry to corporate customers in Thailand.”

BlackBerry will enable AIS customers to wirelessly access e-mail, phone, text messaging, Internet, organizer and corporate data applications from a single, integrated device. By using BlackBerry to access email and other corporate applications, customers will be able to increase productivity and flexibility for both individuals and workgroups.

For corporate customers, BlackBerry Enterprise Server™ tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise™ and works with existing enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data.

BlackBerry is now available on wireless networks around the world with over 3 million subscribers using BlackBerry services today. Mr Lertsutiwong also emphasized additional benefits of this service to AIS customers:

— Ability to work with e-mail anytime, anywhere
— Ability to make prompt business decisions anytime, anywhere
— Ability to extend existing systems to mobile users, including CRM, ERP, business intelligence, document management and more
— Turn downtime to productivity times
— MNCs with foreign branches using the BlackBerry platform will enjoy convenience and consistency in countries around the world where roaming agreements exist with AIS*.

Pricing and details for the BlackBerry offering from AIS will be available at a later date. *Check with AIS for roaming services.

About Advanced Info Service

Advanced Info Service Public Company Limited (AIS), a subsidiary of Shin Corporation PCL., is the established leader in Thailand’s wireless communications industry after more than twelve years of services with its subscribers based more than 16 millions and market share more than 60%.

To date, the AIS service network covers 795 districts (amphur) throughout Thailand, plus international roaming across six continents. Additionally, indoor coverage has been greatly expanded in both Bangkok and the provinces. AIS has continuously enhanced and expanded its network in order to respond to the market and technological advances, whilst keeping abreast of consumers’ growing demands and needs. It continues to integrate the latest in advanced technology and deliver more than just voice communication, with GPRS and EDGE technology.

AIS strongly believe that wireless communications bring changes to the way Thai people live their life, regardless of who they are and what they do. With endless communications possibilities, the quality of life is better. Visit our web site at www.ais.co.th

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

September 6, 2005

FOR IMMEDIATE RELEASE

True and Research In Motion to Introduce “BlackBerry from TA Orange” in Thailand

Bangkok, Thailand and Waterloo, ON – True Corporation Plc and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to launch “BlackBerry® from TA Orange” in Thailand. True, through its TA Orange subsidiary, once again reinforces its position as a leader in the industry by introducing innovative communications solutions for the market.

According to Mr. Supachai Chearavanont, President and CEO of True Corporation Plc, “Thailand is moving ahead rapidly in the wake of new technological developments. And in line with this, we are also changing the way in which we communicate. Both corporations and individuals are demanding more and more sophisticated methods of communication. True’s unique position as Thailand’s only fully-integrated communication solutions provider and lifestyle enabler, allows us to bring in new technologies that fulfill our customers’ changing needs. Our vision is to enhance their lifestyles through advanced communications technology. “

BlackBerry is an innovative communications solution that offers wireless access to email, phone, Internet, text messaging and corporate data applications via a single, easy-to-use device. BlackBerry has quickly become the solution of choice for customers around the world because it provides secure, push-based, wireless connectivity, allowing mobile professionals to remain productive while away from their desks.

“Over 3 million BlackBerry subscribers around the world already enjoy the freedom and power of advanced wireless connectivity via BlackBerry. We look forward to working with True and TA Orange to offer the industry-leading BlackBerry platform to customers in Thailand,” said Norm Lo, Vice President, Asia Pacific at Research In Motion.

Mr. Songtham Phianpattanawit, Managing Director, Corporate Solution, Wholesales & Data, True Corporation Plc said, “BlackBerry is a wireless communication platform that has been trusted since 1999 and is available on networks around the world. Chosen by many thousands of corporations and government organizations worldwide, BlackBerry provides users with superior email and text messaging capabilities and delivers an end-to-end solution unmatched in the industry. Moreover, BlackBerry features a comprehensive and proven security architecture that includes support for both Triple DES and AES encryption standards along with a wide range of other security features.”

For corporate customers, TA Orange will offer BlackBerry Enterprise ServerTM which tightly integrates with Microsoft® Exchange, IBM Lotus® DominoTM and Novell GroupWiseTM and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

“Our corporate customers will find that BlackBerry is a very attractive and feasible solution that delivers substantial productivity benefits. In addition, its ‘push’ technology means that email and data is automatically sent to the BlackBerry device without any prompting or need to download.”

“A particularly distinctive feature of BlackBerry is its high degree of flexibility and customization for corporate customers. BlackBerry offers an extensible platform built on open standards for a wide range of wireless enterprise applications,” added Mr. Songtham.

“Lifestyle trends transcend geographical boundaries. By introducing BlackBerry to Thailand, True is paving the way for people to enjoy the various aspects of their lifestyles with convenience, wireless connectivity and security whether it is for work or for leisure,” concluded Mr. Supachai.

About True Corporation Plc

True Corporation Public Company Limited is Thailand’s only fully integrated telecommunications solutions provider and life style enabler. We provide consumers, small and medium enterprises, and corporations with a full range of voice, data and multimedia solutions customized to meet their needs. We are the largest wireline service provider in Bangkok, the largest broadband provider in the country and a major player in the wireless, cellular and Internet markets. TRUE is also a significant shareholder in UBC, Thailand’s dominant pay television operator. TRUE is more than just technology; we are about passion, innovation and service. We bring people together and provide fulfillment through communications. We give people the freedom to live different lifestyles, by providing them with the power to communicate how they like, whenever they like. Everyday we work in partnership with our customers to develop solutions that can lead to opportunities, and add value to their lives at home, in the office and on the move. For more information please visit: http://www.truecorp.co.th

About TA Orange

TA Orange, whose major shareholder is True Corporation Plc, Thailand’s most integrated telecommunications company and solutions provider, offers innovative and high-quality wirefree™ communications services on its nationwide 1800 MHz network to 4 million customers throughout Thailand. TA Orange’s vision is to create a pioneering wirefree™ future where people can communicate wherever, whenever, and however they wish. The company delivers superior coverage, quality, and service represented by its values: straightforward, honest, dynamic, refreshing and friendly. Leveraging its relationships with True Corporation and the CP Group, TA Orange offers unique integrated products and services to the Thai market. For more information, visit www.orange.co.th or www.truecorp.co.th.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 6, 2005	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer